UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

FAT BRANDS INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30258N105

(CUSIP Number)

Gregory Fortunoff
49 West 37th Street, New York, NY 10018

Copy to: Robert Sacks, Esq. Ellenoff Grossman & Schole LLP. 1345 Sixth Avenue, 11th Floor New York, New York 10017 (212) 370-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2022

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GREGORY FORTUNOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 621,000 (See Item 5)
	8	SHARED VOTING POWER 403,939 (See Item 5)
	9	SOLE DISPOSITIVE POWER 621,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 403,939 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,024,939 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This Amendment No. 3 amends the Statement of Beneficial Ownership on Schedule 13D last filed with the Securities and Exchange Commission (the “Commission”) on September 3, 2021 (collectively the “Schedule 13D”) by the Reporting Person (as defined in the Schedule 13D) with respect to the shares of common stock, $0.0001 par value per share (the “Common Stock”) of Fat Brands Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 9720 Wilshire Blvd., Suite 500, Beverly Hills, CA 90212.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Statement is filed by the Reporting Person (as defined below).

(a), (b), (c) and (f). The “Reporting Person” is:

Gregory Fortunoff, an executive officer at Jaftex Corporation with a business address at 49 West 37th Street, New York, NY 10018;

(d) and (e). During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information in this Statement with respect to the Reporting Person is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(i)	Gregory Fortunoff.

(a) - (c) As of August 25, 2022, Gregory Fortunoff beneficially owned in the aggregate 1,024,939, including (i) 108,000 warrants owned by Greg Fortunoff; (ii) 99,648 shares of Common Stock and 50,000 warrants beneficially owned by his wife and sons; and (iii) 403,939 shares beneficially owned by his son Scott Fortunoff, daughter Jill Gerstenblatt and her husband Darren Gerstenblatt, constituting approximately 6.7% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 15,300,691 shares of Common Stock outstanding as of August 3, 2022, as set forth in the Issuer’s DEF 14A with a record date of August 3, 2022, and filed with the Securities and Exchange Commission on August 11, 2022).

(d) and (e). Not Applicable.

The filing of this Statement and any future amendment by the Reporting Person, and the inclusion of information herein and therein with respect to any of the Reporting Persons shall not be considered an admission that such person, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which such person does not have a pecuniary interest. The Reporting Person expressly disclaims beneficial ownership for all purposes of the shares of Common Stock beneficially owned by other persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 25, 2022

/s/ Gregory Fortunoff
Gregory Fortunoff

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